Exhibit 99.18

American Rebel Holdings, Inc. (NASDAQ: AREB) Planned Strategic 1-for-20 Reverse Stock Split with Round Lot Shareholder Protection to begin trading on a post-split adjusted basis on October 3, 2025

1-for-20 Reverse Split with Round Lot Shareholder Protections to Support Ongoing Nasdaq Compliance Efforts, Strengthen Liquidity, and Facilitate Broader Retail Brokerage Deposits

Split Positions Shareholders and Company for Enhanced Market Visibility and Institutional Appeal—No Negative Change to Economic Share Value as a Result of the Split.

100-Share Minimum Round Lot Protections for Eligible Holders Between 100 and 1,999 Shares of Common Stock Pre-Split. Fractional Shares Rounded Up – Any fractional interests created will be rounded up to the nearest whole share.

Expected Post-Split Price – final price to be determined post close on October 2, 2025

Nashville, TN, Oct. 02, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), America’s Patriotic Brand, as previously announced on September 23, 2025 that its Board of Directors approved a 1-for-20 reverse stock split of the Company’s common stock. The Company’s common stock will begin trading on a reverse-split adjusted basis at the opening of the market on Friday, October 3, 2025 , under the new CUSIP number 02919L703 .

As of the date of this release, American Rebel has not received a deficiency notice from Nasdaq regarding its minimum bid price requirement. Instead, the Company is taking proactive corporate action to ensure compliance before any notice is issued. By acting early, American Rebel demonstrates its commitment to maintaining its Nasdaq listing, shareholder protections, and an orderly trading market.

The reverse stock split does not negatively change the economic value held by any shareholder. Each investor’s overall ownership remains the same in dollar terms. What changes is the price per share and the number of shares outstanding. Increasing the share price above Nasdaq’s compliance threshold strengthens the Company’s ability to maintain a robust, orderly, and liquid market for its shares, making it easier for investors to buy and sell on traditional trading platforms.

Current Shares Outstanding

As of October 1, 2025 the Company had 11,272,815 shares outstanding . Immediately following the effectiveness of the reverse stock split (before the 100-share protection is applied), this number of common shares outstanding will be reduced to approximately 563,000 shares, based on initial analysis provided by the company’s transfer agent in September 2025 . Once the round-up protections are processed by CEDE/DTC, the Company expects at least 1,000,000 shares will be added back into circulation, creating a temporary ultra-low float scenario that has historically increased both trading activity and price volatility following reverse splits.

Corporate Action – Special Round Lot Shareholder Preservation

Includes proactive shareholder protections to preserve round lot shareholders of at least 100 shares prior to the effectiveness of the reverse stock split

To protect retail investors and maintain Nasdaq’s requirement for a broad base of round lot shareholders (Shareholders with a minimum of 100 shares):

1.	100-Share Rounding – Any shareholder holding at least 100 shares before the split will hold at least 100 shares after the split, regardless of strict mathematical conversion.

2.	Fractional Shares Rounded Up – Any fractional interests created will be rounded up to the nearest whole share.

These protections ensure that small investors are not penalized, while also preserving the Company’s shareholder distribution profile that Nasdaq considers in its listing standards.

What Shareholders Need to Do

●	No action is required by shareholders of record and beneficial shareholders who hold through a broker (such as E*TRADE, Robinhood, Fidelity, or Schwab).

●	Brokers and custodians will adjust accounts in coordination with CEDE/DTC.

●	The “round-up” shares are expected to be distributed within approximately 10 business days* following the reverse split.

●	Important Note: In order for beneficial shareholders (those whose shares are held in street name at brokerages) to receive the full benefit of both fractional rounding up and the 100-share round lot protection , each respective broker must timely respond to CEDE/DTC’s election and notification requests. This ensures every eligible shareholder receives the protections adopted by the Company.

*American Rebel Holdings, Inc. does not determine when the final distribution of the shares will happen and does not control the dispersal of the shares as shareholders of record are handled through the company’s transfer agent and beneficial shareholders are processed post broker response to the timely response and election of participation in the CEDE/DTC election request.

How will the post-split price be determined?

The final post-split price will be based on the last traded price immediately prior to Nasdaq halting trading after market close on October 2, 2025.

●	Nasdaq typically halts trading at 4:00 p.m. Eastern Time to process the split.

●	Trading resumes on October 3, 2025 at the new split-adjusted price.

About American Rebel Holdings, Inc.

American Rebel - America’s Patriotic Brand ( www.americanrebel.com ) began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the launch of American Rebel Light Beer, the company has entered the beverage market to overwhelming success.

Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

American Rebel Holdings, Inc. Investor Relations

ir@americanrebel.com

About American Rebel Light Beer

Based in Nashville, TN. American Rebel Light Beer is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi and now, Minnesota.

For more information about the launch events and the availability of American Rebel Beer, please visit American Rebel Beer or follow us on social media platforms @AmericanRebelBeer.

Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Inquiries

Monica Brennan

Monica@NewtoTheStreet.com

Matt Sheldon

Matt@Precisionpr.co

917-280-7329

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our continued sponsorship of high-profile events, success and availability of promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025.

These statements are based on current expectations and projections about future events, including the anticipated impact of the Company’s 1-for-20 reverse stock split scheduled to begin trading on a post-split adjusted basis on October 3, 2025. As of October 1, 2025, the Company had approximately 11.3 million shares outstanding. Post-split, this figure is expected to reduce to approximately 560,000–600,000 shares, prior to the application of round lot protections and fractional rounding adjustments based on analysis provided by the Company’s transfer agent. These adjustments are projected to add back approximately 1,000,000 shares, creating a temporary ultra-low float scenario that has historically resulted in elevated trading volume and price volatility.

Importantly, while the Company is extending these protections to both record and beneficial shareholders, the effectiveness of the round-up provisions depends on timely responses from brokerage platforms to CEDE/DTC notifications. Delays or non-responses may result in some shareholders not receiving the full benefit of the protections.

The Company has not received a deficiency notice from Nasdaq regarding its minimum bid price requirement. However, it is acting proactively to ensure compliance before any notice is issued as evidenced by the 1:20 Reverse Stock Split.

The Company appeared before a Nasdaq panel on September 30, 2025, to address its stockholder equity deficiency, which was not cured prior to the expiration of the 180-day extension in August 2025. Since June 30, 2025, the Company has initiated multiple transactions—including debt conversions, minority equity investments, and equity issuances—that were not reflected in its Q2 FY2025 Form 10-Q. Management believes these actions have collectively positioned the Company above the $2.5 million minimum stockholder equity threshold required by Nasdaq.

The Company is now awaiting the panel’s decision, which will be based upon both the Company’s presentation and the Nasdaq staff’s recommendations. However, there can be no assurance that the panel will concur with management’s position or render a favorable ruling.

Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contact:

Investor Relations

American Rebel Holdings, Inc.

ir@americanrebel.com